SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K for May 30, 2003

Sasol Limited

1 Sturdee Avenue

Rosebank 2196

South Africa

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

Enclosures:

Announcement on SENS re appointment of non-executive director

2003-06-02 08:26:15

Sasol Limited - Appointment of a non-executive Director

SASOL LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1979/003231/06)

(Share code: SOL)

(Isin: ZAE000006896)

Sasol Limited announced today the appointment of Mr Mandla Gantsho, as non-

executive director of Sasol Limited with effect from 1 June 2003.

Mr Gantsho is the Managing Director and CEO of the Development Bank of Southern Africa, and holds a number of qualifications, including a CA (SA) and MSc from the George Washington University, USA.

Monday, June 2, 2003

Issued by sponsor:

Deutsche Securities (SA) (Proprietary) Limited

Date: 02/06/2003 08:26:17 AM Produced by the JSE SENS Department

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2003
	By:	/s/sgd N L Joubert
Name: Dr N L Joubert
Title: Company Secretary